UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

ALLIANCE BANKSHARES CORPORATION
(Name of Issuer)

Common Stock, $4.00 par value
(Title of Class of Securities)

018535104
(CUSIP Number)

October 25, 2011
(Date of Event Which Requires Filing this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[x] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Brown Bear Capital Partners (Cayman), LP I.R.S. Identification Nos. of above persons (entities only) N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 271,400
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 271,400
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 271,400
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.31% (based on 5,108,969 outstanding shares of Issuer’s common stock, par value $4.00 per share, as reported by the Issuer in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, filed with the Securities and Exchange Commission on November 14, 2011)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1	NAMES OF REPORTING PERSONS Brown Bear Capital Associates, LLC I.R.S. Identification Nos. of above persons (entities only) 26-2972546
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 271,400
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 271,400
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 271,400
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.31% (based on 5,108,969 outstanding shares of Issuer’s common stock, par value $4.00 per share, as reported by the Issuer in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, filed with the Securities and Exchange Commission on November 14, 2011)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

1	NAMES OF REPORTING PERSONS Brown Bear Capital Management, LLC I.R.S. Identification Nos. of above persons (entities only) 26-2972618
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 271,400
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 271,400
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 271,400
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.31% (based on 5,108,969 outstanding shares of Issuer’s common stock, par value $4.00 per share, as reported by the Issuer in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, filed with the Securities and Exchange Commission on November 14, 2011)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1	NAMES OF REPORTING PERSONS Andrew Brownfield I.R.S. Identification Nos. of above persons (entities only) N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 271,400
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 271,400
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 271,400
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.31% (based on 5,108,969 outstanding shares of Issuer’s common stock, par value $4.00 per share, as reported by the Issuer in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, filed with the Securities and Exchange Commission on November 14, 2011)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1(a).	Name of Issuer:

Alliance Bankshares Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

14200 Park Meadow Drive
Suite 200 South
Chantilly, VA 20151

Item 2(a).	Name of Person Filing:

    Brown Bear Capital Partners (Cayman), LP
    Brown Bear Capital Associates, LLC
Brown Bear Capital Management, LLC
Andrew Brownfield

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Brown Bear Capital Partners (Cayman), LP
12 Tallwood Road
Woodbridge, CT 06525

Brown Bear Capital Associates, LLC
12 Tallwood Road
Woodbridge, CT 06525

Brown Bear Capital Management, LLC
12 Tallwood Road
Woodbridge, CT 06525

Andrew Brownfield
12 Tallwood Road
Woodbridge, CT 06525

Item 2(c).	Citizenship:

Brown Bear Capital Partners (Cayman), LP – Cayman Islands
Brown Bear Capital Associates, LLC - Delaware
Brown Bear Capital Management, LLC - Delaware
Andrew Brownfield – United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, $4.00 par value

Item 2(e).	CUSIP Number:

018535104

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not Applicable.

Item 4.	Ownership. 1

(a)	Amount beneficially owned:

       Brown Bear Capital Partners (Cayman), LP - 271,400
       Brown Bear Capital Associates, LLC - 271,400
       Brown Bear Capital Management, LLC - 271,400
       Andrew Brownfield - 271,400

(b)	Percent of class:

       Brown Bear Capital Partners (Cayman), LP - 5.31%
       Brown Bear Capital Associates, LLC - 5.31%
       Brown Bear Capital Management, LLC - 5.31%
       Andrew Brownfield - 5.31%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote

See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of

See Item 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of

See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

1 Brown Bear Capital Management, LLC is the investment manager for Brown Bear Capital Partners (Cayman), LP (the “Fund”), which beneficially owns 271,400 shares of Issuer’s common stock, par value $4.00 per share.  Accordingly, Brown Bear Capital Management, LLC may be deemed to be the beneficial owner of the same number of shares of common stock reported by the Fund.  Brown Bear Capital Associates, LLC, as General Partner of the Fund, may be deemed to beneficially own the same number of shares of common stock reported by the Fund.  Andrew Brownfield is the majority managing member of each of Brown Bear Capital Associates, LLC and Brown Bear Capital Management, LLC and, as such, may be deemed to beneficially own the same number of shares of common stock reported by the Fund.  Each of Brown Bear Capital Partners (Cayman), LP, Brown Bear Capital Associates, LLC, Brown Bear Capital Management, LLC, and Andrew Brownfield expressly disclaims any beneficial ownership over any such securities, except to the extent of their respective pecuniary interest therein.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 2, 2011

Brown Bear Capital Partners (Cayman), LP By: /s/ Andrew Brownfield
Name: Title:	Andrew Brownfield General Partner
Brown Bear Capital Associates, LLC By: /s/ Andrew Brownfield
Name: Title:	Andrew Brownfield Authorized Signatory
Brown Bear Capital Management, LLC By: /s/ Andrew Brownfield
Name: Title:	Andrew Brownfield Authorized Signatory
Andrew Brownfield By: /s/ Andrew Brownfield
Name:	Andrew Brownfield

EXHIBIT LIST

A.	Exhibit A - Joint Filing Undertaking
B.	Exhibit B – Power of Attorney for Brown Bear Capital Associates, LLC
C.	Exhibit C – Power of Attorney for Brown Bear Capital Management, LLC

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), to satisfy their filing obligations under the Act by a single joint filing, as it may be amended, jointly on behalf of each of such parties. Each of the undersigned is responsible for the completeness and accuracy of the information concerning such person or entity contained herein, but is not responsible for the completeness or accuracy of the information concerning any other person or entity making such filing.

Date: December 2, 2011

Brown Bear Capital Partners (Cayman), LP By: /s/ Andrew Brownfield
Name: Title:	Andrew Brownfield General Partner
Brown Bear Capital Associates, LLC By: /s/ Andrew Brownfield
Name: Title:	Andrew Brownfield Authorized Signatory
Brown Bear Capital Management, LLC By: /s/ Andrew Brownfield
Name: Title:	Andrew Brownfield Authorized Signatory
Andrew Brownfield By: /s/ Andrew Brownfield
Name:	Andrew Brownfield

EXHIBIT B

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that Brown Bear Capital Associates, LLC, whose signatures appears below, constitutes and appoints Mr. Andrew Brownfield as its attorney-in-fact and agent for the undersigned solely for the purpose of executing reports required under Sections 13(d) of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits and appendices thereto, and other documents and amendments in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each said attorney-in-fact may do or cause to be done by virtue hereof.

Date: November 30, 2011

Brown Bear Capital Associates, LLC By: /s/ Andrew Brownfield
Name: Title:	Andrew Brownfield Managing Member

EXHIBIT C

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that Brown Bear Capital Management, LLC, whose signatures appears below, constitutes and appoints Mr. Andrew Brownfield as its attorney-in-fact and agent for the undersigned solely for the purpose of executing reports required under Sections 13(d) of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits and appendices thereto, and other documents and amendments in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each said attorney-in-fact may do or cause to be done by virtue hereof.

Date: November 30, 2011

Brown Bear Capital Associates, LLC By: /s/ Andrew Brownfield
Name: Title:	Andrew Brownfield President

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